U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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
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-------                                                                         OMB APPROVAL
FORM 5         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
-------                                                                 OMB Number  3235-0362

                                                                        Expires:    January 31, 2005
                                                                        Estimated average burden
                                                                        hours per response....1.0
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| | Check this box if no longer
    subject to Section 16.                  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
    Form 4 or Form 5                              of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
    obligations may continue.                                       Investment Company Act of 1940
    See Instruction 1(b).
| | Form 3 Holdings Reported
|X| Form 4 Transactions
    Reported
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
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1. Name and Address              2.  Issuer Name and Ticker or                                6.  Relationship of Reporting
   of Reporting Person*              Trading Symbol                                               Person to Issuer (Check all
                                                                                                  applicable)
Rechler   Mitchell  D.               Reckson Associates Realty
                                     Corp. (RA)                                                X   Director               10% Owner
----------------------------       ---------------------------------                          ----                   ---
(Last)    (First)   (Middle)      3. I.R.S. Identification Number of                           X    Officer (give         Other
                                     Reporting Person, if an entity     4.  Statement for     ----  title below)     ---  (specify
                                     (Voluntary)                            Month/Year                                    below)
                                                                                                         Co-President,
c/o Reckson Associates Realty Corp.                                        December 31, 2002      Chief Administrative Officer
        225 Broadhollow Road                                            --------------------  ------------------------------------
-----------------------------------                                     5.  If Amendment,     7.  Individual or Joint/Group Filing
              (Street)                                                      Date of Original      (check applicable line)
                                                                                                   X  Form filed by One Reporting
Melville,  NY         11747                                                 (Month/Year)          --- Person
-----------------------------------                                                                   Form filed by More than One
(City)     (State)    (Zip)                                                                       --- Reporting Person
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                                         Table I -- Non-Derivative Securities Acquired,
                                               Disposed of, or Beneficially Owned
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
 1. Title of Security  2. Trans-  2A. Deemed      3. Trans-   4. Securities Acquired (A)  5. Amount of      6. Owner-   7. Nature
    (Instr. 3)            action      Execution      action      or Disposed of (D)          Securities        ship        of In-
                          Date        Date, if       Code        (Instr. 3, 4 and 5)         Beneficially      Form:       direct
                          (Month/     any            (Instr.                                 Owned at          Direct      Bene-
                          Day/        (Month/         8)                                     End of            (D) or      ficial
                          Year)       Day/                                                   Month             Indirect    Owner-
                                      Year)                                                  (Instr. 3         (I)         Ship
                                                                                             and 4)            (Instr.     (Instr.
                                                                                                               4)          4)
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                                                                      (A) or
                                                              Amount    (D)     Price
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Class A Common Stock      12/10/02                   S4+      12,500     D      $20.98       150,607++            D
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Class A Common Stock       1/16/02                    L         106      A      $23.65
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Class A Common Stock       4/18/02                    L         100      A      $25.10
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Class A Common Stock       7/18/02                    L         112      A      $22.83
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Class A Common Stock      10/21/02                    L         124      A      $21.08         6,456             I+++     By Trust
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*If the form is filed by more than one person, see instruction 4(b)(v)
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                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
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
1. Title  2. Con- 3. Trans- 3A. Deemed  4. Trans- 5. Number   6. Date        7. Title     8. Price  9. Num-  10. Owner- 11. Na-
   of        ver-    action     Execu-     action    of          Exer-          and          of        ber       ship       ture
   Deriv-    sion    Date       tion       Code      Deriv-      cis-           Amount       Deriv-    of        Form       of In-
   ative     or      (Month/    Date, if   (Instr.   ative       able           of           ative     De-       of         direct
   Secur-    Exer-    Day/      any        8)        Securi-     and            Under-       Secu-     riva-     Deriv-     Bene-
   ity       cise     Year)     (Month/              ties        Expira-        lying        rity      tive      ative      ficial
   (Instr.   Price               Day/                Ac-         tion           Securi-      (Instr.   Se-       Secu-      Own-
   3)        of                  Year)               quired      Date           ties         5)        curi-     rity:      ership
             Deriv-                                  (A) or      (Month/        (Instr.                ties      Direct     (Instr.
             ative                                   Dis-        Day/           3 and                  Bene-     (D) or     4)
             Secur-                                  posed       Year)          4)                     fi-       Indi-
             ity                                     of                                                cial-     rect
                                                     (D)                                               ly        (I)
                                                     Instr.                                            Owned     (Instr.
                                                     3, 4                                              Fol-      4)
                                                     and 5)                                            lowing
                                                                                                       Re-
                                                                                                       ported
                                                                                                       Trans-
                                                                                                       action
                                                                                                       (Instr.
                                                                                                       4)
                                                                 ----------------------------
                                                                                       Amount
                                                                 Date   Ex-            or
                                                                 Exer-  pira-          Number
                                                  ---------      cisa-  tion           of
                                                  (A)   (D)      ble    Date    Title  Shares
                                                  ---------      ----------------------------
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Phantom   1-for-1   11/14/02               A4     27,588        (1)   11/14/06  Class  27,588         27,588         D
Stock                                                                           A
                                                                                Common
                                                                                Stock
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Explanation of Responses:
(1) The grant will vest in four equal annual installments beginning on November 14, 2003.
+   These shares were transferred to the Company in repayment of a $339,062.50 loan to Mitchell Rechler that was granted to Mr. Rechler for the purchase of the shares. The loan, which was secured by the shares, matured on December 10, 2002.
++  Includes 247 shares owned through the Company's 401(k) Plan.
+++ Represents shares held in trust by the wife of Mitchell Rechler, for the benefit of the children of
    Mr. Rechler, that were acquired upon the reinvestment of dividends, beneficial ownership of which is disclaimed by Mr. Rechler.




                                                                        By: /s/ Mitchell D. Rechler                    2/13/03
                                                                           --------------------------------         ------------
**  Intentional misstatements or omissions of facts                        **Signature of Reporting Person             Date
    constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
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